Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-283567, 333-283567-01 and 333-283567-02

Secret 1 FCFMOTA 2025 - 2 Investor Presentation 2025 Lincoln Navigator OCTOBER 2025

FCFMOTA 2025 - 2 2 Free Writing Prospectus Registration Statement Nos. 333 - 283567, 333 - 283567 - 01 and 333 - 283567 - 02 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors") Ford Credit Floorplan Master Owner Trust A (the "issuer") The depositors have filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the depositors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if request it by calling toll - free 1 - 800 - 294 - 1322.

Agenda • FCFMOTA 2025 - 2 FCFMOTA 2025 - 2 • 01 • 02 • 03 U.S. Floorplan Securitization U.S. Floorplan Risk Management 3

FCFMOTA 2025 - 2 • 01

FCFMOTA 2025 - 2 5 October 2025 S F T W T M S 4 3 2 1 1 1 10 9 8 7 6 5 18 17 1 6 1 5 1 4 13 1 2 2 5 2 4 2 3 2 2 2 1 20 19 31 30 29 28 27 26 Ford Credit Floorplan Master Owner Trust A Issuer Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Depositors Ford Motor Credit Company LLC Servicer and Sponsor BofA Securities, Inc. (Structuring Lead) J.P. Morgan Securities LLC SG Americas Securities, LLC Active Joint - Lead Managers Citigroup Global Markets Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Passive Joint - Lead Managers BNY Mellon Capital Markets, LLC U.S. Bancorp Investments, Inc. Passive Co - Managers Ramirez & Co., Inc. Siebert Williams Shank & Co., LLC Active Co - Managers The Bank of New York Mellon Indenture Trustee U.S. Bank Trust National Association Owner Trustee Computershare Trust Company, N.A. Backup Servicer Clayton Fixed Income Services LLC Asset Representations Reviewer Transaction Participants and Expected Timing Key Transaction Dates Transaction Participants Wednesday, Oct 1 Premarketing Start Monday, Oct 6 Announce Tuesday, Oct 7 Launch and Price Thursday, Oct 16 (T+6) Settlement Transaction Date US Holiday

FCFMOTA 2025 - 2 • Ford Credit Floorplan Master Owner Trust A, Series 2025 - 2 (“FCFMOTA 2025 - 2”) will offer notes with an aggregate initial principal amount of $794,408,000, with the ability of the transaction to grow − FCFMOTA 2025 - 2 will offer $750 million of AAA/ Aaa - rated Class A notes and $44.408 million of AA/Aa1 rated Class B notes rated by S&P and Moody’s, respectively − The Depositors will retain the Class C and Class D notes − The allocation of the principal balance between the Class A - 1 Fixed notes and the Class A - 2 Floating notes will be determined on the day of pricing. The entire principal amount may be allocated in whole or in part to either the Class A - 1 or Class A - 2 notes, but , if issued, neither class will be issued in an amount of less than $100 million − All notes have a 2.91 - year WAL with an Expected Final Payment Date of September 15, 2028 • This transaction represents the second public series issuance of Ford Credit Floorplan Master Owner Trust notes since 2020 (a new shelf registration was declared effective February 2025) • Ongoing quarterly statistical reporting will be published on Ford Credit’s website • The first payment date will be November 17 , 2025 (the first business day following November 15) 6 Key Highlights

FCFMOTA 2025-2

Transaction Overview – Series 2025-2

	Class A-1 Notes	Class A-2 Notes	Class B Notes	Class C Notes	Class D Notes	Total
Principal Amount ($) (1)	$750,000,000		$44,408,000	$39,474,000	$29,605,000	$863,487,000
Class Split(2)	76.00%		4.50%	4.00%	3.00%	87.50%
Expected Ratings (S&P / Moody's)	AAA / Aaa		AA / Aa1	NR / Aa3	NR / A1	
Offering Type	Public		Public	Retained	Retained	
WAL to Maturity (yrs.)	2.91		2.91	2.91	2.91	
Benchmark	I-Curve	SOFR(3)	I-Curve	I-Curve	I-Curve	
Fixed/Floating	Fixed	Floating	Fixed	Fixed	Fixed	
Interest Accrual Method	30/360	A/360	30/360	30/360	30/360	
Payment Frequency	Monthly		Monthly	Monthly	Monthly	
3-Month Payment Rate Step-Up Trigger(4)	Below 25%		Below 25%	Below 25%	Below 25%	
Expected Final	Sept 15, 2028		Sept 15, 2028	Sept 15, 2028	Sept 15, 2028	
Legal Final	Sept 15, 2030		Sept 15, 2030	Sept 15, 2030	Sept 15, 2030	
ERISA Eligible	Yes		Yes	No	No	

(1) The aggregate principal amount of each class of notes may be increased or decreased, pro rata, on or before the day of pricing
(2) As a percent of the required pool balance allocated to the series
(3) The Class A-2 notes will accrue interest at a floating rate which will initially be benchmarked to 30-day average SOFR. However, the benchmark may change in certain situations. For more information on how 30-day average SOFR is determined and the circumstances under which the benchmark may change, you should read "Description of the Notes — Payments of Interest and Step-Up Amounts — Floating Rate Benchmark Rate; Benchmark Transition Event" in the prospectus.
(4) If the 3-Month Payment Rate falls below the trigger, Subordination Factor will increase from 12.50% to 16.50% unless the Reserve Account Reserve Percentage is increased by the Step-Up Percentage

7

FCFMOTA 2025-2

Structure Overview


% of Pool Balance Allocated to Series
Class A notes ("AAA")
76.00%
Class B notes ("AA")
4.50%
Class C notes ("A")
4.00%
Class D notes ("BBB")
3.00%
Available Subordinated Amount
12.50%
Reserve Account
0.44%
Excess Spread
Total Class A Hard Credit Enhancement
24.44%

Credit enhancement in the floorplan securitization program includes:

- Subordination of junior notes
- Available subordinated amount
- Cash reserve (0.50% of notes)
- Excess Spread

Structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limits.

2025-2 Concentration Limits					
Dealer Concentration	Development Dealer Concentration	Used Vehicle Concentration	Fleet Concentration	Medium/Heavy Truck Concentration	Other Manufacturer Concentration
2% ----- *AutoNation: 5%* *Lithia Motors: 3%*	4%	20%	15%	5%	10% ----- *Lower-rated manufacturers: 2%*

Initial Class A Hard Credit Enhancement


24.44%
24.44%
24.44%
24.44%
24.44%
24.44%
24.44%
25.35%
12.50%
12.50%
12.50%
12.50%
12.50%
12.50%
12.50%
13.50%
11.50%
11.50%
11.50%
11.50%
11.50%
11.50%
11.50%
11.50%
0.44%
0.44%
0.44%
0.44%
0.44%
0.44%
0.44%
0.35%
2025-2
2025-1
2024-4
2024-3
2024-2
2024-1
2023-1
2018-4
Reserve
Subordination Of Junior Notes
Available Subordinated Amount

8

Key Series Triggers FCFMOTA 2025 - 2 • Enhancement Step - Up Trigger - If average monthly principal payment rate for the three preceding collection periods is less than 25%, the subordination or reserve fund percentage increases by four percentage points - During periods when the Excess Funding Account (EFA) exceeds 30%, certain Principal Collections may be used for potential shortfalls in interest or fees • Early Amortization Triggers - Average monthly principal payment rate for the three preceding collection periods is less than 21% - Cash balance in the excess funding account exceeds 70% of the adjusted invested amount of all series for three consecutive months - Available subordinated amount is less than the required subordinated amount - Bankruptcy, insolvency or similar events relating to the depositor, the issuer, Ford Credit or Ford Motor Company 9

Syndicate Process Summary FCFMOTA 2025 - 2 • In an effort to promote maximum transparency during transaction marketing, Ford traditionally carries out a consistent syndicate process across its ABS platforms • This process will be employed for FCFMOTA 2025 - 2, and the following are key phases of this timeline: - Premarketing: Oct 1 - 3 will constitute the premarketing window. Investors will have all marketing materials (including initial price thoughts) to facilitate their analysis - Announcement: Subject to market conditions, scheduled for the morning of Oct 6, concurrent with books opening - Guidance: Provided shortly after 11:00am ET on Oct 6, accompanied by subscription status - Pricing: The transaction is expected to price on Tuesday, Oct 7 • Additional timing considerations: - Subscription Status: Consistent with prior transactions, the first subscription status will be shared concurrently with the release of guidance levels - Closing of Classes: Classes may go subject any time upon reaching full subscription of the base size. Only firm orders (i.e. not subject to credit) will contribute to this determination, and the market will be given approximately 30 minutes notice - Allocations: Orders placed before 11:00 a.m. ET on Oct 6 are expected to receive higher allocations than orders placed after 11:00 a.m. ET 10

U.S. Floorplan Securitization • 02

Floorplan Portfolio Overview • Ford Credit has been financing dealer vehicle inventory since 1959 and securitizing floorplan receivables since 1991 • Ford’s goal is to maintain a profitable network of Ford and Lincoln dealerships deliver an innovative and engaging sales and service experience for customers. As of August 2025, in the U.S., Ford and Lincoln had approximately 3,000 dealers. • Over the past five years, Ford Credit financed 70% to 74% of U.S. Ford and Lincoln dealer new vehicle inventory • Floorplan receivables are secured primarily by the financed vehicles, and payment is required when the vehicle is sold • Ford Credit’s floorplan portfolio has historically experienced low losses, primarily driven by strong risk management practic es and servicing: - Continuous monitoring of dealer’s financial health, payment performance, vehicle collateral status and risk - based on - site invent ory audits - Use of proprietary risk rating assessment and behavioral scoring models - Proactive risk management practices which include intensifying risk management actions as dealer risk increases - Leveraging access to dealer information through the Ford relationship 12 FCFMOTA 2025 - 2

Floorplan Securitization Overview • Ford Credit’s present floorplan securitization trust was established in 2001 as a master trust and has issued more than 60 series • Ford Credit has offered floorplan asset - backed securities through various channels: - Publicly - registered transactions - Rule 144A transactions - Other private transactions 13 FCFMOTA 2025 - 2

Floorplan Portfolio Net Losses / (Recoveries) as a Percent of Average Principal Balance Trust Pool 3 - Month Average Monthly Principal Payment Rate* Trust Pool Net Losses / (Recoveries) as a Percent of Average Principal Balance Trust Pool Dealer Risk Ratings 14 U.S. Performance Overview 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Dec-20 Dec-21 Dec-22 Dec-23 Dec-24 Jun-25 Percent of Principal Balance Other* Group IV (Poor) Group III Group II Group I (Strong) 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00% 2020 2021 2022 2023 2024 2Q24 2Q25 Losses Recoveries No Trust losses realized since inception because depositors elected to accept reassignment of receivables from “status” accounts 15% 25% 35% 45% 55% 65% 75% 85% 95% Jan-20 Jul-20 Jan-21 Jul-21 Jan-22 Jul-22 Jan-23 Jul-23 Jan-24 Jul-24 Jan-25 Payment rate triggers Lowest 3 - Month Average Payment Rate was 29.9% in February 2005 120 143 55 Jun - 25 * The three - month average monthly principal payment rate for a month equals the average of the monthly payment rate for that month and the prior two months ** Estimated days’ supply derived from payment rate (as of June 30, 2025) (0.01)% (0.01)% (0.02)% (0.00)% (0.00)% (0.00)% (0.00)% 2020 2021 2022 2023 2024 2Q24 2Q25 Losses Highest Net Loss Percentage on Floorplan Portfolio since January 2004 was 0.353% in 2009 Recoveries Memo: Days Supply** FCFMOTA 2025 - 2 * Other primarily reflects dealers that have no dealer risk rating because Ford Credit only provides in - transit financing for the dealer

Historic Trust Balance vs. Outstanding Term Debt ($B) $8.2 $19.3 $0 $5 $10 $15 $20 Outstanding Term Debt Trust Balance (excluding EFA) 15 Note: Graph reflects data on the trust as of June 30, 2025 • 2020 - 2021 - Covid production shutdown, global component shortages, and robust sales reduced the Trust balance - Cash in the Excess Funding Account (EFA) increased – EFA% trigger was not breached and was amended to 70% in August 2021 • 2022 - Supply constraints continued to limit vehicle production - By end of Q2, maturing debt and an increasing Trust balance eliminated the need for cash in the EFA • 2023 - 2024 - Debt Maturities combined with Trust balance increases provide support for ongoing term debt issuance - New term series totaling $1.7 billion issued in 2023 (first term issuance since 2020) and $3.3 billion issued in 2024 Recent History Of Floorplan • Pre - 2020 - Steady vehicle production and Trust balance led to consistent $10 - $12 billion of term debt outstanding • 2025 - Floorplan shelf registration declared effective in February 2025. New public series totaling $1.4 billion issued May 2025 FCFMOTA 2025 - 2

U.S. Floorplan Risk Management • 03

Underwriting and Credit Review Process FCFMOTA 2025 - 2 • A dealership seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information • Ford Credit performs a thorough review of the dealer or dealer group including: - Business, legal and operations structure, including number of manufacturer franchises - Credit information - Financial statements or tax returns - Types of vehicles in the dealer’s inventory and specialty services provided by the dealer for certain vehicles or customers, such as fleet • Ford Credit evaluates the dealer’s financial resources and the amount and types of financing requested • The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer’s business • The financed vehicles are the primary collateral for dealer floorplan loans; however, for many dealers, Ford Credit also obtains personal guarantees and secondary collateral in the form of additional dealer assets, including dealer - adjusted net worth and real estate equity • Due to the ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, at least biennially, following the similar process utilized to evaluate new dealer account originations • Monthly financial performance data provides ongoing supplemental dealer monitoring 17

Dealer Risk Rating Assessment • Ford Credit evaluates new dealer account originations using a proprietary scoring model, performs ongoing credit reviews of d eal ers and assigns risk ratings • For purposes of securitization - related disclosure, dealer risk ratings are categorized into groups Group Description I Strong to superior financial metrics II Fair to favorable financial metrics III Marginal to weak financial metrics IV Poor financial metrics, may be uncollectible Other Includes dealers that have no dealer risk rating because Ford Credit only provides in - transit financing or because Ford Credit is in the process of terminating the financing for such dealer • Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ab ility to meet financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and paym ent performance • Ford Credit u pdated its dealer risk rating model in October 2024; the model is validated regularly to ensure the integrity and performance and is updated if necessary 18 FCFMOTA 2025 - 2

Dealer Monitoring Strategy FCFMOTA 2025 - 2 Monitor • Payoffs • Aged Inventory • Over - line Report • Financial Statements • Double Flooring Monthly Account Rating • Assess dealer risk and determine action plans Watch Report – Medium to High Risk • Formal review of action plans and results presented to senior management (plans may include more frequent physical audits) Intensive Care Unit (ICU) – High Risk • Increased intensity surrounding action plans and timelines Status • On - site control • Focus on asset protection Liquidation • Focus on loss mitigation Monitor Dealers Watch Report MAR Directed Action Plans No Further Action Monthly Accounts Rating (MAR) ICU Status Liquidation 19

Floorplan Audits, Monitoring & Status Processes FCFMOTA 2025 - 2 Inventory Audits • A dealer’s risk rating determines the frequency of on - site vehicle inventory audits • Ford Credit engages a vendor to perform on - site vehicle inventory audits and dealers generally do not receive advance notice of an audit • Audits are generally reconciled same day and immediate payment is required for any sold vehicle Dealer Monitoring • Ford Credit has business operations employees dedicated to dealer monitoring for issues including dealer fraud, utilizing a robust suite of monitoring tools and models. If issues are discovered, Ford Credit may: - Increase audit frequency or schedule an immediate on - site audit - Require curtailments, or monthly principal payments on aged inventory - Suspend credit lines - Verify cash balances/perform an in - depth validation of the accuracy and completeness of the dealership financial statements - Meet with the owners/guarantors - Increase the dealer’s risk rating to trigger more extensive monitoring Dealer Status Procedures • A status is declared when a dealer does not satisfy a sold - out - of - trust condition discovered during an audit, fails to pay principal or interest payments, files bankruptcy, or other circumstances arise that warrant immediate action • Once a status is declared, based on the particular circumstances of the classification, Ford Credit may suspend credit lines, maintain personnel on site, collect titles and keys, secure dealer inventory, issue payment demand letters, obtain liens on property of guarantors, increase the dealer’s floorplan interest rate and initiate legal action • If a status situation can not be resolved, Ford Credit will liquidate vehicles and secondary collateral to obtain the greatest value and continue collection efforts against personal/corporate guarantors 20

Captive Finance Company Benefits FCFMOTA 2025 - 2 • Integrated systems enable real - time controls - Access to monthly dealer financial statements that allow monitoring of dealer financial strength - Monitoring of dealers by both Ford and Ford Credit - Joint Ford and Ford Credit discussions with dealers on various aspects of the business - Comparative dealership benchmarking between dealerships of like size or in similar markets Dealer reports vehicle sale to obtain: - Warranty registration - Manufacturer incentives 1 . Dealer Floorplan Receivables System North American Vehicle Information System Ford Credit Ford Dealer Information on sold vehicles reported to Ford Credit and matched to floorplan receivables Dealer pays off floorplan receivables 2 . 3 . 21

Appendix

Outstanding Floorplan Funding and Capacity* 23 Private Variable Funding Notes (VFN) 144A Term Series Public Term Series Series 2006-1, 2014-5 2023-1, 2024-1, 2024-2 2018-4, 2020-2, 2025-1 2024-3, 2024-4 Amount Outstanding ($B) ** $3.0 $5.1 $3.1 Senior Hard Enhancement (AAA Notes) 25.75% 24.44% 24.44% - 25.35% Maturity Ranges Jun 2026 - Jun 2027 May 2026 - Sept 2029 Sept 2025 - Nov 2028 • Total Trust balance of $19. 3 billion • Private Variable Funding Notes (VFN) are used to manage fluctuations of Trust balance and provide an additional source of liquidity • Total VFN capacity of $5.0 billion Term Funding $8.2 VFN $3.0 Existing Subordination $2.1 Unfunded Assets $6.0 Trust Balance ($B) $ 19.3 ** May not add to Total Funding due to rounding * As of June 30, 2025 APPENDIX - U.S. FLOORPLAN SECURITIZATION

Secret Ford Credit Portfolio Year ended December 31, Six Months Ended June 3 0 , 2020 2021 2022 202 3 202 4 202 4 202 5 (Dollars in Millions) $18,994 $11,101 $11,779 $16,708 $ 22,305 $21,256 $ 23,131 Average principal balance * ($1.3) ($1.5) ($2.3) ($0.7) ($0. 3 ) ($0.3) ($0. 1 ) Net losses (recoveries) ** (0.007)% (0.014)% (0.019)% (0.004)% (0.00 1 )% (0.003)% (0.00 1 )% Net losses (recoveries) / average principal balance *** $107,815 $98,653 $99,560 $116,853 $1 28,093 $62,800 $ 65,664 Liquidations **** (0.001)% (0.002)% (0.002)% (0.001)% 0.000% 0.000% 0.000 % Net losses (recoveries)/liquidations U.S. Floorplan Portfolio Performance APPENDIX - U.S. FLOORPLAN SECURITIZATION 24 * Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated ** Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. This loss experience takes into account financial assistance provided by Ford to dealers in limited instances. If Ford does not provide this assistance in the future, the loss experience of Ford Credit’s dealer floorplan portfolio may be adversely affected. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit’s interest in those assets, the net losses experienced by the trust may be higher *** For the non - annual periods, the percentages are annualized **** Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated

Secret Ford Credit Portfolio Year ended December 31, Six Months Ended June 3 0 , 2020 2021 2022 202 3 202 4 202 4 202 5 63.9% 96.1% 92.9% 70.4% 52.8% 52.8% 54.5% Highest Month Payment Rate 29.2% 51.6% 58.1% 51.3% 41.4% 42.9% 38.7% Lowest Month Payment Rate 49.3% 76.5% 72.2% 58.6% 48.0% 49.3% 47.6% Average of the months in the period U.S. Floorplan Portfolio Performance – Payment Rates APPENDIX - U.S. FLOORPLAN SECURITIZATION 25 Note: The payment rate for each month equals liquidations divided by the principal balance of the receivables as of the begin nin g of the month